[CapSource Financial, Inc. letterhead]

Mr. Ryan Rohn Staff Accountant United States Securities and Exchange Commission Division of Corporation Finance 450 5th Street, N.W. Mail Stop 0510 Washington, DC 20549-0510	March 18, 2005

Re:	Amendment No. 1 to Form 8-K filed March 7, 2005/CapSource Financial, Inc. Our File No.: 08739/110

Dear Mr. Rohn:

         In response to your letter dated March 16, 2005, concerning CapSource Financial, Inc.’s (the “Company’s”) Form 8-K filed March 7, 2005, we are transmitting herewith electronically Amendment No. 1 to Form 8-K.

        The following reflect the specific responses of the Company to the numbered comments in your letter, the full text of which precedes each response.

        Exhibit 16

        1.   The staff has received a SECPS letter from KPMG notifying the Chief Accountant of the Commission that the registrant’s auditor/client relationship with CapSource Financial, Inc. has ceased. Please file a letter by amendment from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

        Response:

        The amendment to the Form 8-K containing the letter from CapSource’s former accountant is being filed contemporaneously with this letter.

        In addition, as requested in your letter, the Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or further comments, please call me at the phone number indicated above.

Sincerely, CapSource Financial, Inc. By: /s/ Steven E. Reichert Steven E. Reichert, Vice President and General Counsel

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